December 18, 2019

Michele Allen
Chief Financial Officer
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

       Re: Wyndham Hotels & Resorts, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           Form 8-K filed October 29, 2019
           File No. 001-38432

Dear Ms. Allen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 29, 2019

Exhibit 99.1

1. We note your inclusion of adjusted pretax income in Table 1. Please tell us how you determined it was unnecessary to reconcile this measure to the most directly comparable
      GAAP financial measure. Please refer to Item 10(e) of Regulation S-K.
2. We note you provide 2019 outlook for adjusted EBITDA, adjusted pretax income, and adjusted net income. Please tell us how you determined it was unnecessary to provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please tell us how you determined it was unnecessary to disclose this fact and identify any information that is unavailable and its probable significance. Please refer to Question
102.10 of the
      Division's Compliance and Disclosure Interpretations for Non-GAAP financial measures.
 Michele Allen
Wyndham Hotels & Resorts, Inc.
December 18, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.



FirstName LastNameMichele Allen                           Sincerely,
Comapany NameWyndham Hotels & Resorts, Inc.
                                                          Division of
Corporation Finance
December 18, 2019 Page 2                                  Office of Real Estate
& Construction
FirstName LastName